SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2025

SLP V Venice Feeder I, L.P.

By: Silver Lake Technology Associates V, L.P., its general partner
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLP Venice Holdings, L.P.

By: SLP V Aggregator GP, L.L.C., its general partner
By: Silver Lake Technology Associates V, L.P., its managing member
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLP V Aggregator GP, L.L.C.

By: Silver Lake Technology Associates V, L.P., its managing member
By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SILVER LAKE TECHNOLOGY ASSOCIATES V, L.P.

By: SLTA V (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA V (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SILVER LAKE GROUP, L.L.C.

By: /s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel